Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Post-Effective Amendments to the Registration Statements on Form S-8 No. File Nos. 333-259254, 333-237453, 333-234106, and 333-230081 of Blum Holdings, Inc. of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 13, 2025, relating to the consolidated financial statements of Blum Holdings, Inc. as of December 31, 2024 and for the year then ended, and the adjustments to the 2023 consolidated financial statements to retrospectively reflect the impact of discontinued operations, which report is included in this Annual Report on Form 10-K of Blum Holdings, Inc. for the year ended December 31, 2024.

/s/ GuzmanGray

GuzmanGray

Costa Mesa, California

March 13, 2025